CUSIP No. 404172108	Page 1 of 26 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

HF Financial Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

404172108
(CUSIP Number)

Mr. John Palmer
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL 60540
630-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 404172108	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 160,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 160,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 417,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 417,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 475,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487,529
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER 491,529
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER 491,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 492,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 11 of 26 Pages

1	NAME OF REPORTING PERSON PL Capital Defined Benefit Pension Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,657
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,657
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON EP

CUSIP No. 404172108	Page 12 of 26 Pages

1	NAME OF REPORTING PERSON Beth R. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less Than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 13 of 26 Pages

1	NAME OF REPORTING PERSON Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less Than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 14 of 26 Pages

Item 1.	Security and Issuer

This Amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of HF Financial Corp. (the “Company” or “HF Financial”).  The address of the principal executive offices of the Company is 225 South Main Avenue, Sioux Falls, SD 57104.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached to Amendment No. 2 to the Schedule 13D as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”).

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”).

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”).

•
PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and beneficiary of the PL Capital Defined Benefit Pension Plan (“PL Capital”).

•
PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”).

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”).

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”).

•
John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC and beneficiaries of the PL Capital Defined Benefit Pension Plan (“PL Capital Pension Plan”).

•	PL Capital Pension Plan, a pension plan for PL Capital and its managing members Messrs. Palmer and Lashley.

•	Richard J. Lashley as an individual and jointly with his spouse, Beth R. Lashley; and as holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister.

•	Beth R. Lashley jointly with her spouse, Richard J. Lashley.

•	Dr. Robin Lashley as an individual.

CUSIP No. 404172108	Page 15 of 26 Pages

(a)-(c)          This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(2)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP.

(4)	shares of Common Stock held in the name of PL Capital Pension Plan. Messrs. Lashley and Palmer are the beneficiaries of the plan.

(5)
shares of Common Stock held by Mr. Lashley: (A) as an individual; (B) jointly with Mrs. Lashley; and (C) a holder of certain discretionary authority over an account held by his sister Dr. Robin Lashley.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Pension Plan, Mr. Palmer, Mr. Lashley, Mrs. Lashley and Dr. Robin Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

PL Capital Pension Plan is a defined benefit pension plan for the benefit of the principals of PL Capital, Messrs. Palmer and Lashley.

Beth Lashley is a certified public accountant (inactive) who is not currently employed.

The principal employment of Dr. Robin Lashley is college professor at Kent State University, Tuscarawas Campus, 330 University Drive NE, New Philadelphia, Ohio 44663.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 404172108	Page 16 of 26 Pages

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 492,029 shares of Common Stock of the Company acquired at an aggregate cost of $4,858,217.

The amount of funds expended by Financial Edge Fund to acquire the 175,250 shares of Common Stock it holds in its name is $1,737,604.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BNP Paribas Prime Brokerage, Inc. (BNP Paribas).

The amount of funds expended by Financial Edge Strategic to acquire the 69,850 shares of Common Stock it holds in its name is $695,784.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 69,972 shares of Common Stock it holds in its name is $697,315.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 160,800 shares of Common Stock it holds in its name is $1,587,150.  Such funds were provided from Focused Fund’s available capital.

The amount of funds expended by PL Capital Pension Plan to acquire the 11,657 shares of Common Stock it holds in its name is $97,671.  Such funds were provided from PL Capital Pension Plan’s available capital.

The amount of funds expended by Mr. Lashley to acquire the 500 shares of Common Stock he holds in his name is $6,259.  Such funds were provided from Mr. Lashley’s personal funds.

The amount of funds expended by Mr. and Mrs. Lashley to acquire the 2,000 shares of Common Stock they hold jointly is $17,009.  Such funds were provided from their personal funds.

The amount of funds expended by Dr. Lashley to acquire the 2,000 shares of Common Stock she holds in her name is $19,425.  Such funds were provided from Dr. Lashley’s personal funds.

CUSIP No. 404172108	Page 17 of 26 Pages

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock other than Financial Edge, Financial Edge Strategic and Goodbody/PL LP.

Item 4.	Purpose of Transaction

This is the PL Capital Group’s third amendment to its initial Schedule 13D filing.  The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.

On January 8, 2010, the PL Capital Group sent a letter to the Board of Directors outlining concerns related to the Company’s compliance with the Standstill Agreement discussed below, a copy of which is attached as Exhibit 4 to this Amended Schedule 13D.

On December 1, 2009, the PL Capital Group sent a letter to the Board of Directors outlining concerns related to the Company’s common stock offering, a copy of which was attached as Exhibit 3 to Amendment No. 2 to the Schedule 13D.

On August 26, 2009, the PL Capital Group entered into a Standstill Agreement (the “Agreement”) with HF Financial, a copy of which was attached as Exhibit 2 to Amendment No. 1 to the Schedule 13D.  The Agreement was entered into after HF Financial’s board of directors decided to adopt a majority voting policy.  Under the Agreement, the PL Capital Group has agreed: (1) that at the 2009 annual meeting and the 2010 annual meeting of HF Financial the PL Capital Group will vote its shares in favor of the directors nominated by HF Financial; (2) that the PL Capital Group will not to seek to remove or support anyone else in seeking to remove, without cause, any member of the board of directors of HF Financial; and (3) that the PL Capital Group will not nominate or recommend a candidate for election to the board of directors of HF Financial (provided that the PL Capital Group may submit suggestions for nominees to the Nominating and Corporate Governance Committee of HF Financial).  The PL Capital Group will not be bound to vote its shares as described above if a termination event occurs (see below for a description of the termination events).  With respect to any other proposals brought before the 2009 annual meeting or the 2010 annual meeting and with respect to any proposals brought before any special meeting of the shareholders, the PL Capital Group may vote its shares as it sees fit, in its sole discretion.

The PL Capital Group’s obligations under the Agreement with respect to voting its shares, as described above, continue through the third business day following the later of (such date, or any earlier date on which a termination event occurs:  (1) the date on which HF Financial files its Quarterly Report on Form 10-Q for the quarter ending September 30, 2010 with the Securities and Exchange Commission, or the last date on which such Form 10-Q must be filed to be considered timely filed under Securities and Exchange Commission rules and regulations; or

CUSIP No. 404172108	Page 17 of 26 Pages

(2) the date on which the 2010 annual meeting is held, as long as it is held no later than November 30, 2010.  The termination events related to the termination date described above include:  (a) HF Financial has a consolidated loss for two or more fiscal quarters in the fiscal year ending June 30, 2010; (b) the consolidated tangible common equity capital ratio of HF Financial drops below 5.00%; (c) the total nonperforming assets of HF Financial exceed $25 million or 2.25% of its consolidated total assets; (d) HF Financial or its primary subsidiary Home Federal Bank ceases to be “well capitalized” (as defined for regulatory capital); (e) HF Financial reduces or eliminates its current quarterly cash dividend of 11.25 cents per share; or (f) the current Chief Executive Officer of HF Financial, Curtis Hage, ceases to be the Chief Executive Officer of HF Financial for any reason.

In addition to the obligations related to voting its shares, prior to the termination date, the PL Capital  Group will not, in any manner, directly or indirectly: (1) make, effect, initiate, cause or participate in (a) any acquisition of any assets of HF Financial or its subsidiaries, (b) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving HF Financial or its subsidiaries or (c) any “solicitation” of “proxies” or consents with respect to any securities of HF Financial; (2) form, join or participate in a “group” (other than a group involving the PL Capital Group), pooling agreement, syndicate or voting trust with respect to the beneficial ownership of any securities of HF Financial, or otherwise act in concert with another shareholder of HF Financial for the purpose of acquiring, holding, voting or disposing of the Company’s securities; (3) act, alone or in concert with others, to seek to control the management, board or policies of HF Financial; (4) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clauses “(1)”, “(2)” or “(3)” above; (5) assist, induce or encourage any other person to take any action referred to in clauses “(1)”, “(2)” or “(3)” above; (6) enter into any discussions or arrangements with any third party with respect to the taking of any action referred to in clauses “(1)”, “(2)” or “(3)” above; (7) initiate or propose any shareholder proposal or induce or attempt to induce any other individual, firm, corporation, partnership, or other entity to initiate any shareholder proposal; (8)  otherwise act, alone or in concert with others, to encourage, facilitate, incite, or seek to cause others to withhold votes for the directors nominated by the board in any election of directors of HF Financial; or (9)  other than in connection with enforcement of the PL Capital Group’s rights under the Agreement, otherwise act, alone or in concert with others, to encourage, facilitate, incite, or seek to cause others to instigate legal proceedings against HF Financial, or any of its subsidiaries or their respective officers, directors, or employees.

Members of the PL Capital Group may make further purchases of shares of Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 404172108	Page 19 of 26 Pages

Item 5.	Interest in Securities of the Company

The percentages used in this Amended Schedule 13D are calculated based upon 6,918,912 outstanding shares of Common Stock, as determined by the Issuer’s most recently available public information, as of the close of business on November 27, 2009.  The PL Capital Group’s transactions in the Common Stock since the most recent amendment to this Schedule 13D are as follows:

(A)           Financial Edge Fund

(a)-(b)     See cover page.

(c)           Financial Edge Fund made the following purchases (and sales) since the most recent amendment to this Schedule 13D:

Date	Number of Shares Purchased (Sold)	Price per Share	Total Cost (Proceeds)
12/17/09	(100)	9.60	(909.97)
12/30/09	200	9.49	1947.80
12/31/09	200	9.57	1964.34

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)           Financial Edge Strategic

(a)-(b)      See cover page.

(c)           Financial Edge Strategic made the following purchases (and sales) since the most recent amendment to this Schedule 13D:

Date	Number of Shares Purchased (Sold)	Price per Share	Total Cost (Proceeds)
12/30/09	100	9.49	998.90
12/31/09	100	9.57	1007.17

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

CUSIP No. 404172108	Page 20 of 26 Pages

(C)           Goodbody/PL LP

(a)-(b)     See cover page.

(c)           Goodbody/PL LP made the following purchases (and sales) since the most recent amendment to this Schedule 13D:

Date	Number of Shares Purchased (Sold)	Price per Share	Total Cost (Proceeds)
12/30/09	100	9.49	998.90
12/31/09	100	9.57	1007.17

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)           Focused Fund

(a)-(b)     See cover page.

(c)           Focused Fund made the following purchases (and sales) since the most recent amendment to this Schedule 13D:

Date	Number of Shares Purchased (Sold)	Price per Share	Total Cost (Proceeds)
12/16/09	100	9.65	1015.00
12/16/09	(100)	9.49	(898.97)
12/30/09	200	9.49	1947.80
12/31/09	200	9.57	1964.34

 (d)           PL Capital is the general partner of Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

(E)           PL Capital

(a)-(b)    See cover page.

(c)           PL Capital has made no purchases or sales of Common Stock directly.

(d)           PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard

CUSIP No. 404172108	Page 21 of 26 Pages

to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)           PL Capital Advisors

(a)-(b)    See cover page.

(c)           PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)           PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)           Goodbody/PL LLC

(a)-(b)     See cover page.

(c)           Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)           Mr. John W. Palmer

(a)-(b)     See cover page.

(c)           Mr. Palmer made no purchases or sales of Common Stock since the most recent amendment to this Schedule 13D.

(I)           Richard J. Lashley and Beth R. Lashley

(a)-(b)     See cover page.

(c)           Mr. Lashley and Mrs. Lashley made no purchases or sales since the most recent amendment to this Schedule 13D.

(J)           PL Capital Pension Plan

(a)-(b)      See cover page.

CUSIP No. 404172108	Page 22 of 26 Pages

(c)           PL Capital Pension Plan made the following purchases (and no sales) since the most recent amendment to this Schedule 13D:

Date	Number of Shares Purchased	Price per Share	Total Cost
12/1/09	10,000	8.00	80,000.00

(d)           PL Capital Pension Plan is a defined benefit plan for PL Capital and its managing members Messrs. Lashley and Palmer.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital Pension Plan.  Therefore, PL Capital and PL Capital Pension Plan may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital Pension Plan.

(K)           Dr. Robin Lashley

(a)-(b)     See cover page.

(c)           Dr. Lashley made no purchases or sales since the most recent amendment to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund:   PL Capital  and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP:  Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 2 to the Schedule 13D filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 404172108	Page 23 of 26 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Standstill Agreement, dated August 26, 2009.*
3	Letter from PL Capital to Board of Directors dated December 1, 2009.*
4	Letter from PL Capital to Board of Directors dated January 8, 2009.
* Filed previously.

CUSIP No. 404172108	Page 24 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        January 14, 2010

FINANCIAL EDGE FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

CUSIP No. 404172108	Page 25 of 26 Pages

GOODBODY/PL CAPITAL, L.P.

By:	GOODBODY/PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

PL CAPITAL, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

CUSIP No. 404172108	Page 26 of 26 Pages

PL CAPITAL DEFINED BENEFIT PENSION PLAN

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Beth R. Lashley
Beth R. Lashley

By:	/s/ Robin Lashley
Robin Lashley